

July 18, 2012

<u>Via E-Mail</u>
Kenneth O. Hall
Vice President and Controller
Home Properties Inc.
850 Clinton Square
Rochester, NY 14604

      Re: Home Properties Inc.
               Form 10-K
               Filed February 27, 2012
               File No. 001-13136

Dear Mr. Hall:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Duc Dang

                    Duc Dang
                    Attorney-Advisor

cc: Ann M. McCormick, Esq. (*via e-mail*)